FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 28, 2018
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Announces Fourth Quarter Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: March 28, 2018

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, March 28, 2018 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2017.

Revenues from fixed income real estate totaled $4.2 million for the quarter ended December 31, 2017, compared to revenues of $4 million for the fourth quarter of 2016.

Net loss attributable to Optibase Ltd shareholders for the quarter ended December 31, 2017 was $518,000 or $0.10 per basic and diluted share compared to net loss of $1.6 million or $0.31 per share for the fourth quarter of 2016.

For the year ended December 31, 2017, revenues totaled $16.6 million, compared with $16.3 million for the year ended December 31, 2016. Net loss attributable to Optibase Ltd. Shareholders for the year ended December 31, 2017, was $1.1 million or $0.22 per share, compared to a net income of $195,000 or $0.04 per basic and diluted share for the year ended December 31, 2016.

Weighted average shares outstanding used in the calculation for the years ended December 31, 2017 and 2016, were approximately 5.2 million and 5.1 million basic and diluted shares, respectively.

As of December 31, 2017, we had cash and cash equivalents of $20.3 million, and shareholders' equity of $77.1 million, compared with $16 million, and $74.1 million, respectively, as of December 31, 2016.

Amir Philips, Chief Executive Officer of Optibase commented on the fourth quarter results: "We are pleased with our fourth quarter and full year performance maintaining stability, mostly in our fixed income real estate rent and operating income. Our yearly results are showing a net loss that is attributed mainly to equity share in losses of associates related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL. While our NOI for the year ended December 31, 2017 increase to $13.5 million and by 2.7% over the same period in 2016, our recurring FFO decreased to $4 million and by 13.4% over the same period in 2016. The decrease in recurring FFO is primarily due to equity share in losses of associates related to the investment in 300 River Holdings, LLC. For the fourth quarter of 2017, our NOI increase to $3.4 million and our Recurring FFO increased to $1.9 million.” Mr. Philips concluded: “We will continue our work to maintain our basic parameters as we progress through 2018.”

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2017	2016	2017	2016
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

GAAP Operating income	6,623	6,320	1,667	1,272

Adjustments:
Real estate depreciation and amortization	4,209	4,244	995	1,045

General and administrative	2,698	2,615	738	870

Non-GAAP Net Operating Income NOI	13,530	13,179	3,400	3,187

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2017	2016	2017	2016
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	(1,123)	195	(518)	(1,572)

Adjustments :
Real estate depreciation and amortization	4,209	4,244	995	1,045

Prorata share of real estate depreciation and amortization from unconsolidated associates	2,022	1,282	1,705 (* )	110

Non-controlling interests share in the above adjustments	(1,141)	(1,142)	(280)	(281)

Non-GAAP Fund From Operation (FFO))	3,967	4,579	1,902	(698)

Non-GAAP Recurring Fund From Operation (Recurring FFO)	3,967	4,579	1,902	(698)
Amounts in thousands

(*) include adjustment related to previous quarters in 2017

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany and in Texas, Philadelphia, PA and Miami, FL, Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2017

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2017	2016	2017	2016
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

Fixed income real estate rent	16,587	16,338	4,161	4,014
Cost and expenses:
Cost of real estate operations	3,057	3,159	761	827
Real estate depreciation and amortization	4,209	4,244	995	1,045
General and administrative	2,698	2,615	738	870
Total cost and expenses	9,964	10,018	2,494	2,742
Operating income	6,623	6,320	1,667	1,272

Other Income	597	1,116	145	145
Financial expenses, net	(2,769)	(3,366)	(948)	(1,028)
Income before taxes on income	4,451	4,070	864	389
Taxes on income	(1,602)	(1,627)	(296)	(409)
Equity share in losses of associates, net	(1,677)	(323)	(513)	(1,206)

Net income	1,172	2,120	55	(1,226)

Net income attributable to non-controlling interests	2,295	1,925	573	346
Net income (loss) attributable to Optibase LTD	(1,123)	195	(518)	(1,572)

Net income (loss) per share :
Basic and Diluted	$(0.22)	$0.04	$(0.10)	$(0.31)

Number of shares used in computing earnings losses per share
Basic	5,180	5,147	5,180	5,144
Diluted	5,180	5,157	5,180	5,154

 Amounts in thousands

Condensed Consolidated Balance Sheets

	December 31, 2017	December 31, 2016
	$	$
	Audited	Audited
Assets

Current Assets:
Cash and cash equivalents	20,268	16,024
Restricted cash	292	-
Trade receivables, net	332	220
Other accounts receivables and prepaid expenses	506	528
Total current assets	21,398	16,772

Long term investments:
Other long term deposits	3,483	2,785
Investments in companies and associates	17,556	22,892
Total Long term investments	21,039	25,677

Property and other assets, net:
Real estate properties, net	216,726	207,690
Other assets, net	140	245
Total property and other assets	216,866	207,935

Total assets	259,303	250,384

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	6,048	10,360
Other accounts payable and accrued expenses	4,362	4,254

Total liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	12,471	16,675

Long term liabilities:
Deferred tax liabilities	14,042	13,620
Land lease liability, net	6,295	6,133
Other long-term liabilities	294	407
Loan from controlling shareholder	4,886	-
Long term loans, net of current maturities	135,774	129,261
Long term bonds, net of current maturities	8,473	10,160
Total long term liabilities	169,764	159,581

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	57,037	55,134
Non-controlling interests	20,031	18,994
Total shareholders' equity	77,068	74,128

Total liabilities and shareholders’ equity	259,303	250,384

Amounts in thousands